Exhibit 99.1

Alexco Reports Third Quarter 2018 Results

VANCOUVER, Nov. 13, 2018 /CNW/ - Alexco Resource Corp. (NYSE American:AXU) (TSX:AXR) ("Alexco" or the "Company") today reports financial results for the third quarter ended September 30, 2018.  All figures are expressed in Canadian dollars unless otherwise stated.  For the third quarter of 2018 Alexco recorded a net loss of $1.5 million ("M") or $0.01 per share.

Third Quarter Highlights

Corporate

  Overall, Alexco reported a net loss of $1.5 M ($0.01 per share) for the three month period ended September 30, 2018 and a loss before tax expense of $370,000 including non-cash income adjustments totalling $714,000.
  The Company's cash and cash equivalents at September 30, 2018 totaled $14.1 M compared to $17.9 M at December 31, 2017, while net working capital totaled $14.1 M compared to $18.7 M at December 31, 2017. The Company's restricted cash and deposits at September 30, 2018 totalled $2.6 M compared to $7.1 M at December 31, 2017.

Mine Operations and Exploration

  During the quarter Alexco continued advancing the underground ramping system at the Flame & Moth deposit. By October 31st, the Company had completed the targeted Flame & Moth underground development program for 2018 with 452 meters ("m") driven in total, comprising 371 m of linear decline advance and 81 m included in supporting infrastructure.
  During the quarter, Alexco completed the underground and surface infill and extension drilling campaign at the Bermingham deposit. The 2018 program was a combination of 4,213 m in 24 holes completed underground from the Bermingham exploration decline and 4,369 m in 12 holes completed from surface for a total of 8,582 m of HQ diamond core drilling. Results were released on August 9, 2018 and September 17, 2018, and included true width intercepts of the Bear and Bermingham Veins ranging up to 12.28 m grading 1,019 g/t (32.8 ounces per tonne ("oz/t")) silver in hole BMUG18-012 and 4.17 m grading 5,373 g/t (172.8 oz/t) silver in drill hole BMUG18-015.
  On September 20, 2018 Alexco announced an updated and expanded mineral resource estimate for the Bermingham deposit. The indicated mineral resources expanded from 17.3 M ounces to 33.3 M ounces of contained silver at an average silver grade of 628 grams per tonne ("g/t"), while inferred mineral resources increased from 5.4 M ounces to 10.4 M ounces of contained silver at an average silver grade of 526 g/t.
  The Company has been advised that the likely timeline to complete the currently active Water Use Licence ("WUL") process (which includes authorization for water use and waste deposition from the Bermingham deposit) will be later in the second quarter of 2019. This is a delay of approximately five months in the originally targeted timeline for receipt of the renewed WUL. Accordingly, the Company has elected to extend the timeline to complete a pre-feasibility study ("PFS") into Q1 2019, allowing additional time for the Company to work with its independent consultants to optimize mine design and district mining strategies including strategies related to extraction of the expanded silver resource in the Bermingham deposit.
  During the quarter, the Corporation completed a total of 15,390 m of surface exploration diamond drilling (including the 4,369 m in 12 holes at Bermingham noted above) focused on testing further extensions of known silver resources and deeper structural zones in the vicinity of the Bermingham deposit along with preliminary testing of other mineralized structures in the historic No Cash – Townsite mine areas adjacent to the Hector-Calumet Mine, as well as fault offsets of the mineralized structure(s) on the western side of the major post-mineral Brefalt Fault. Other drilling was completed at the Black Cap prospect on Keno Hill, as well as on two other property areas subject to third party option agreements. Comprehensive results from the balance of the 2018 surface drilling campaign are expected to be available in late Q4-2018.

Alexco Environmental Group

  Alexco Environmental Group ("AEG"), recognized revenues of $4,669,000 in the third quarter of 2018 for a gross profit of $1,780,000 achieving a gross margin of 38% compared to revenues of $3,786,000 for the third quarter of 2017 for a gross profit of $1,545,000 achieving a gross margin of 41%.

Alexco's Chairman and Chief Executive Officer Clynt Nauman said, "I am very pleased with the progress we have made internally to advance Keno Hill back towards production. Factors beyond our control have slowed our schedule but we remain steadfast in our target of re-establishing silver production in 2019, market conditions considered. Earlier this year we set aggressive goals for our summer underground development and surface exploration programs, all of which have been achieved. Most importantly our recent exploration successes at the Bermingham deposit, essentially doubling the size of the indicated resource at unchanged silver grade, will provide an opportunity to revisit the overall silver mining strategy for the district. It is also pleasing to see the growth in our AEG business, which I expect will continue to add value alongside our Keno Hill district development strategy."

Keno Hill Exploration and Development

2018 Flame & Moth Development

During the quarter the Company continued advancing the underground ramping system at the Flame & Moth deposit. On October 31st, the Corporation completed the targeted Flame & Moth underground development program for 2018 with 452 m driven including supporting remuck bays and sumps. Approximately 336 m of ramp and infrastructure development remains to reach the first ore level access at the Lightning Zone. In addition, a 100 m ventilation raise to surface will be required before commercial ore production can be achieved. Completion of the remaining ramp development, raise and infrastructure is pending completion of an optimized mine plan as part of the PFS.

The Flame & Moth decline is being constructed at a design of 15% grade and sized 3.7 m wide x 4.0 m high and will accommodate new underground drilling headings as well as haulage up to 250 to 400 tonnes of ore per day to the primary crusher which is located within 200 m of the mine portal.

Exploration

i. 2018 Advanced Exploration Program - Bermingham

In May 2018 the Company completed the 550 m advanced exploration decline at the Bermingham deposit and from established underground drilling stations, completed an underground drilling program designed to provide 10 – 15 m spaced intercepts in the upper portion of the high grade Bear Vein.

The underground drilling program was completed with 4,213 m in 24 holes in late August, with most holes being extended beyond the Bear Vein to also intersect the adjacent mineralized Bermingham and Bermingham Footwall veins.

At the same time, surface drilling continued to infill and extend mineralization in areas peripheral to the resources with a total of 4,369 m completed in 12 holes.

Initial 2018 results from this underground drilling campaign were announced on August 9, 2018 (see news release dated August 9, 2018, entitled "Alexco Drills up to 12 Meters (true width) of 1,019 grams per tonne Silver at Bermingham Deposit, Provides Update on Permitting and Underground Development") and further results were announced on September 17, 2018 (see news release dated September 17, 2018, entitled "Alexco Drills Intersects 4.3 Meters (Tue Width) of 3,605 Grams per Tonne Silver at Bermingham, Completes Underground  Infill/Exploration Drill Program").

The drill results confirm the previously anticipated silver grades and vein thickness with significant intercepts reported such as the Bear Vein over a 4.29 m true width grading 3,605 g/t (115.91 oz/t) silver in hole BMUG18-018 and 12.28 m grading 1,019 g/t (32.8 oz/t) silver in hole BMUG18-012. Other significant intercepts were reported from the associated Bermingham and Bermingham Footwall veins including 4.17 m true width grading 5,373 g/t (172.8 oz/t) Ag in hole BMUG18-015.

ii. Updated Mineral Resource Estimate - Bermingham

The results from the 2017 and 2018 exploration drilling programs were incorporated into the updated and expanded mineral resource estimate for the Bermingham deposit prepared by SRK Consulting (Canada) Inc. ("SRK") and announced on September 20, 2018 (see news release dated September 20, 2018 entitled, "Alexco Updates Bermingham Mineral Resource").

The indicated mineral resources expanded from 17.3 million ounces to 33.3 million ounces of contained silver at an average grade of 628 g/t silver, while inferred mineral resources have increased from 5.4 million ounces to 10.4 million ounces of contained silver at an average grade of 526 g/t silver. This updated and expanded mineral resource estimate will be used as the basis for the PFS currently being prepared.

iii. 2018 Other Exploration Areas

In October 2018 the Company completed its 2018 surface exploration program as planned, drilling a total of 15,390 m in 55 drill holes (including the 4,369 m in 12 surface holes at Bermingham noted above).

In addition to the exploration drilling that was focused on the Bermingham prospect, other generative programs were undertaken on historically mined sites at the Husky, No Cash, Townsite, Eagle, Bellekeno South and Black Cap occurrences with 24 holes completed in 7,865 m. The assay results from these holes are pending and are expected in December 2018.

A new exploration initiative was undertaken to explore the western side of the major post-mineral Brefalt Fault to locate indication of the offset part of the Bermingham vein, with 1,986 m completed in five drill holes, and the results are pending.

At the Flame & Moth deposit, an additional 11 drill holes for 1,170 m were completed for metallurgical sampling and geotechnical purposes.

In addition, during the quarter the Company completed a high resolution helicopter EM-Magnetic geophysical survey totalling 1,100 line kilometers over the Galena Hill area. The data is currently being processed and when available will assist with geological interpretation and correlation of known mineralized structures and to identify new prospective zones.

Permitting Update:

Alexco has the requisite permits and authorizations for future ore production from the Bellekeno, Flame & Moth, Lucky Queen, and Onek deposits. Permitting for ore production from the Bermingham deposit is ongoing with a positive Decision Document issued by the Yukon Government on July 27, 2018. The Decision Document outlines a number of standard terms and conditions for development and mine production from the Bermingham deposit.

With the issuance of the Decision Document, Alexco submitted a water license amendment and renewal application to the Yukon Water Board for processing and milling ore and discharging treated water from the Bermingham mine.

The Company had originally expected the final permits for operations at the Bermingham deposit to be awarded in Q1 2019. Subsequent delays in the Yukon permitting process have extended the time expected for award of final permits to the end of the second quarter of 2019.

Pre-feasibility Study

During the quarter the Company continued to work with independent consultants on the PFS. As a result of delayed permitting timelines in the Yukon, Alexco has chosen to take further time completing the PFS which is now anticipated in the first quarter of 2019. The PFS will address optimization of underground development and mining strategies for the restart of commercial mining operations in the KHSD, including strategies related to extraction of the recently expanded Bermingham resource.

Financial

Alexco's cash and cash equivalents at September 30, 2018 totaled $14.1 M compared to $17.9 M at December 31, 2017, while net working capital totaled $14.1 M compared to $18.7 M at December 31, 2017.

With its cash resources and net working capital on hand at September 30, 2018, Alexco anticipates it will have sufficient capital resources to carry out all of its currently-anticipated exploration programs and service the working capital requirements of its exploration activity, environmental services business and corporate offices and administration as planned for the next twelve months.

Alexco Environmental Group and ERDC

In the third quarter of 2018 AEG recorded revenues of $4.7 M and a gross profit of $1.8 M for a gross margin of 38%, compared to revenue of $3.8 M and a gross profit of $1.5 M for a gross margin of 41% in the third quarter of 2017. The increase in gross profit during the 2018 period was primarily due to services provided to US customers that utilized a higher portion of internal labour.

Under the contract with the Government of Canada on the historical cleanup at Keno Hill, Alexco's wholly owned subsidiary, Elsa Reclamation and Development Company Ltd. ("ERDC"), submitted the Existing State of Mine Reclamation Plan for environmental assessment application by the Yukon Environmental and Socio-economic Assessment Board. In addition, ERDC continued with detailed engineering related to the closure plan.

Financial Report and Conference Call for Third Quarter 2018 Results

Full details of the financial and operating results for the third quarter ended September 30, 2018 are described in Alexco's interim condensed consolidated financial statements with accompanying notes and related Management's Discussion and Analysis.  These documents and additional information on Alexco, including its annual information form, are available on Alexco's website at and on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar.shtml.

Alexco is holding an audio webcast conference call to discuss these results at 12:30 p.m. Eastern (9:30 a.m. Pacific) on Wednesday, November 14, 2018.  To participate in the live call, please use one of the following methods:

Dial toll free from Canada or the US:	1-800-319-4610
Dial from outside Canada or the US:	1-604-638-5340
Conference ID#:	Ask to join the Alexco conference call
Live audio webcast:	www.alexcoresource.com

Participants should connect five to ten minutes before the call. The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

To receive, free of charge, printed copies of Alexco's financial statements, management's discussion and analysis, annual information form and Form 40-F for any reporting period, shareholders may contact Alexco's Corporate Office directly.

Qualified Persons

The disclosure in this news release of scientific and technical information regarding exploration projects on Alexco's mineral properties has been reviewed and approved by Alan McOnie, FAusIMM, Vice President, Exploration, while that regarding mine development and operations has been reviewed and approved by Neil Chambers, P.Eng., Mine Superintendent, both who of who are Qualified Persons as defined by National Instrument 43-101 - Standards of Disclosure for Mineral Projects.

About Alexco

Alexco owns the majority of the historic high-grade Keno Hill Silver District in Canada's Yukon Territory as detailed in its preliminary economic assessment (the "PEA") entitled "Preliminary Economic Assessment of the Keno Hill Silver District Project, Yukon, Canada", which is dated March 29, 2017, with an effective date of January 3, 2017, and anticipates the sequential development of four high grade silver deposits over an eight year mine life producing more than one million tonnes with an average grade of 843 grams per tonne silver, 3.3% lead and 4.6% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year. The PEA is preliminary in nature and includes inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves, and there is no certainty that the PEA will be realized. Mineral resources that are not mineral reserves do not have demonstrated economic viability.

Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

Please visit the Alexco website at www.alexcoresource.com

Some statements ("forward-looking statements") in this news release contain forward-looking information concerning Alexco's anticipated results and developments in Alexco's operations in future periods, planned exploration and development of its properties, plans related to its business and other matters that may occur in the future, made as of the date of this news release.  Forward-looking statements may include, but are not limited to, statements with respect to the future remediation and reclamation activities, future mineral exploration, the estimation of mineral reserves and mineral resources, the realization of mineral reserve and mineral resource estimates, future mine construction and development activities, future mine operation and production, the timing of activities and reports, the amount of estimated revenues and expenses, the success of exploration activities, permitting time lines, requirements for additional capital and sources and uses of funds.  Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors which could cause actual events or results to differ from those expressed or implied by the forward-looking statements.  Such factors include, among others, risks related to actual results and timing of exploration and development activities; actual results and timing of mining activities; actual results and timing of environmental services activities; actual results and timing of remediation and reclamation activities; conclusions of economic evaluations; changes in project parameters as plans continue to be refined; future prices of silver, gold, lead, zinc and other commodities; possible variations in mineable resources, grade or recovery rates; failure of plant, equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; First Nation rights and title; continued capitalization and commercial viability; global economic conditions; competition; and delays in obtaining governmental approvals or financing or in the completion of development activities.  Forward-looking statements are based on certain assumptions that management believes are reasonable at the time they are made.  In making the forward-looking statements included in this news release, Alexco has applied several material assumptions, including, but not limited to, the assumption that Alexco will be able to raise additional capital as necessary, that the proposed exploration and development will proceed as planned, and that market fundamentals will result in sustained silver, gold, lead and zinc demand and prices.  There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Alexco expressly disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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SOURCE Alexco Resource Corp.

View original content: http://www.newswire.ca/en/releases/archive/November2018/13/c4485.html

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For further information: Clynton R. Nauman, Chairman and Chief Executive Officer; Lisa May, Director of Investor Relations, Phone: (778) 945-6577, Email: lmay@alexcoresource.com

CO: Alexco Resource Corp.

CNW 18:45e 13-NOV-18